[LETTERHEAD]

September 16, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 7010

Re:	Tronox Incorporated (formerly New-Co Chemical, Inc.) Amendment No. 2 to Registration Statement on Form S-1 Filed September 16, 2005 File No. 333-125574

        Dear Ms. Long:

        On behalf of Tronox Incorporated (formerly New-Co Chemical, Inc.), a Delaware corporation (the "Registrant"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 2 ("Amendment No. 2") to the Registrant's Registration Statement on Form S-1, File No. 333-125574. In addition, we will provide a marked copy showing changes from the previous amendment of the registration statement for your convenience.

        We are providing the following responses to the comment letter dated August 17, 2005, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registrant's Amendment No. 1 to the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to the Amendment No. 2.

General

        1.     We note your responses to comments 1, 4-5, 13-14, 29, 34-35, 41, 43, and 58 of our letter dated July 1, 2005, where you represented you would provide information or respond in the future. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may also raise issues relating to matters upon which we had not previously commented.

        The Registrant acknowledges that it will need to provide the information requested in comments 1, 4, 13, 41 and 43 to your letter dated July 1, 2005 (the "July 1, 2005 Letter") in an amendment to the registration statement.

        With regard to comment 5 to the July 1, 2005 Letter, the Registrant confirms that, at this time, Kerr-McGee is no longer engaged in discussions regarding a sale of its chemical business, although Kerr-McGee's board will continue to evaluate its options for a possible sale or spin-off of the chemical business. If the board elects to pursue a sale, it does not intend to consummate the initial public offering contemplated by the registration statement.

        With regard to comment 14 to the July 1, 2005 Letter, the Registrant has added preliminary disclosure to the registration statement regarding anticipated additional and concurrent financing on page 97. The Registrant undertakes to file the corresponding material agreements once forms of such agreements are agreed to by the applicable parties.

        With regard to comment 29 to the July 1, 2005 Letter, the Registrant has added disclosure on page 51 of the registration statement regarding the status of the solicitation by Kerr-McGee for consent to release the guarantee.

        With regard to comment 34 to the July 1, 2005 Letter, the Registrant has disclosed on page 79 the class to which each board member belongs in the registration statement.

        With regard to comment 35 to the July 1, 2005 Letter, the Registrant has disclosed on page 80 its compensation policy for non-management directors.

        With regard to comment 58 to the July 1, 2005 Letter, the Registrant undertakes to file the required exhibits in an amendment to the registration statement.

Prospectus Summary, page 1

        2.     We note your response to comment 8 of our letter dated July 1, 2005. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. We may have additional comments after we review your response.

        The Registrant confirms that it neither funded nor is it otherwise affiliated with any author or sponsor of the studies or reports cited in the registration statement or in response to comment 8 of the July 1, 2005 Letter. All but one of the studies and reports are Internet-based, free sources of information. The exception is the TZ Minerals International Pty Ltd Mineral Sands Report-May 2005, which is available on the Internet for a $110 back-order fee. The report is part of TZMI's monthly newsletter service, which is available to the public for an annual subscription fee of $1,350 or on a per-issue basis for a $110 fee.

Summary Financial Data, page 9

        3.     Please revise the titanium dioxide operating statistics on page 10 to present your production volumes and capacity separately from those of your Tiwest joint venture.

        The Registrant has added on page 12 a disclosure of its production volumes and capacity based on its 50% undivided interest in the Tiwest joint venture.

        4.     We have reviewed your response to comment 17. The reconciliation on page 11 continues to exclude losses on sales of accounts receivable, write-offs of property, plant and equipment and impairment charges related to intangible assets from the subtotal characterized as EBITDA. Please move these adjustments below the EBITDA subtotal.

        The Registrant has revised the disclosure in response to the Staff's comment to move the adjustments for losses on sales of accounts receivable, write-offs of property, plant and equipment and impairment charges related to intangible assets below the EBITDA subtotal.

        5.     We have reviewed your responses to comments 20, 46 and 53. We may have additional comment after reviewing your conclusions regarding these comments.

        With regard to comment 20 to the July 1, 2005 Letter, the Registrant respectfully submits that disclosure regarding adjusted EBITDA is appropriate as underscored by the guidance of the Division of Corporation Finance (the "Division") in the response to Question 10 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In that response, the Division indicated that an issuer may be required to disclose in its Commission filings non-GAAP measures that exclude charges or liabilities that required, or will require, cash settlement where two conditions are met. First, the issuer must be subject to a credit agreement that contains a material covenant regarding the non-GAAP financial measure. Second, the issuer's management must believe that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement, and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity. Both of these conditions will be met under the present circumstances. Adjusted EBITDA is a material component of the covenants that will be imposed upon the Registrant by its new senior secured credit facility. Under that facility, the Registrant will be subject to financial covenants that will require it to maintain certain thresholds of adjusted EBITDA to interest expense and total debt. Non-compliance with these financial covenants could result in a default, and an acceleration of amounts outstanding and a termination of the lending commitments under that facility. Once the specific ratios are determined, the Registrant will disclose them in the MD&A section of the registration statement. This disclosure will include:

  •
  the materiality of the credit agreement and the covenants;

  •
  the amount or limit required for compliance with the covenants; and

  •
  the actual or reasonably likely effects of compliance or non-compliance with the covenants on the Registrant's financial condition and liquidity.

        In the meantime, the Registrant has revised the disclosure throughout the registration statement to reflect these covenants.

        With regard to comment 46 to the July 1, 2005 Letter, the Registrant has removed the reference to recapitalization from the footnote.

        With regard to comment 53 to the July 1, 2005 Letter, the Registrant has revised the disclosure to provide additional information regarding the obligations to be assumed, as well as the measurement basis for obligations to be assumed and the related assets to be transferred, if any. An actuarial calculation will be prepared at the Distribution date based on the eligible current and former employees at that date. Until such time, the obligations to be assumed and the related assets that will be transferred can only be estimated. In addition, Kerr-McGee has not determined at this time the specific assets that will be transferred.

Results of Operations, page 32

        6.     We have reviewed your response to comment 27. Please revise the title of line total operating profit. Please also provide each of the disclosures required by Item 10(e) of Regulation S-K for this line item. Please refer to Question 21 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

        The Registrant has revised the title of the first subtotal line under the heading "Operating profit (loss)" to read "Subtotal" in response to the Staff's comment. Further, the Registrant has included the disclosures required by Item 10(e) of Regulation S-K on page 36 where such measure is presented.

        7.     To minimize confusion please label the operating profit line item. Please also revise the reconciliation on page F-50 to include a similar subtotal above loss from continuing operations before income taxes.

        The Registrant has added a label titled "Operating profit (loss)" on page 36 and page F-51 in response to the Staff's comment.

        8.     We have reviewed your response to comment 28. Please provide a more comprehensive discussion of the changes in segment operating profit (loss) amounts for interim periods.

        The Registrant has added additional disclosure in the new interim period discussion for the six months ended June 30, 2005 and 2004 to include a more comprehensive analysis of the changes in segment operating profit (loss) amounts in response to the Staff's comment.

Critical Accounting Policies, page 46
Benefit Plans, page 48

        9.     We note your response to comment 31 of our letter dated July 1, 2005. Please revise the discussion of your benefit plans by clarifying that you are establishing both a fully funded defined benefit plan and an unfunded postretirement health care and life insurance program, as indicated supplementally in your response letter of July 29. In addition, revise your discussion under Retirement Plans on page 83 to disclose the establishment of the health care and life insurance program, including its estimated benefit obligations.

        The Registrant has revised the disclosure on pages 55 and 95 in response to the Staff's comment to clarify that it will establish for its U.S. current and future employees both a fully funded retirement benefit plan and an unfunded postretirement health care and life insurance plan. The health care and life insurance program referenced in the Staff's comment is a health and welfare plan which is discussed (together with an estimate of the projected unfunded benefit obligation) under "Health and Welfare Plans" rather than under "Retirement Plans" on page 95.

Legal Proceedings, page 68

        10.   We note your response to comment 33 of our letter dated July 1, 2005. We continue to believe that disclosing all of the information required by Item 103 of Regulation S-K in the body of your prospectus would be helpful to investors. In that regard, we reissue comment 33.

        The Registrant has disclosed all of the information required by Item 103 of Regulation S-K in the "Legal Proceedings" section of the registration statement in response to the Staff's comment.

Underwriting, page 100

        11.   We note your response to comment 40 of our letter dated July 1, 2005. Please disclose that the underwriters have sole discretion with respect to waivers of the lock-up restrictions.

        The Registrant has revised the disclosure on page 114 of the registration statement in response to the Staff's comment. The revised disclosure provides as follows:

        "Lehman Brothers and J.P. Morgan have sole discretion to waive compliance with these restrictions."

Financial Statements, page F-1
Note 2—Significant Accounting Policies, page F-8
Basis of Combination, page F-8

        12.   We have reviewed your response to comment 47. Please provide us with additional information to help us understand why you believe proportional consolidation of the Tiwest joint venture is consistent with EITF 00-01, given that the joint venture's operations include not only extraction but also processing of titanium dioxide and synthetic rutile.

        In establishing its accounting policy with respect to the Tiwest joint venture, the Registrant considered paragraph 1 of EITF 00-01, which states that "...if (a) the investor holds an undivided interest in each asset, (b) the investor is proportionately liable for each liability, and (c) no other separate legal entity exists, then... the investor displays, on a proportionate gross basis, those assets and liabilities in the investor's balance sheet and the related results of operations in the investor's income statement." The Registrant respectfully submits that (a) the Registrant's subsidiary, KMCC Western Australia Pty. Ltd. (KMWA), holds an undivided interest in each asset (including, but not limited to, the mine tenements, the dry mill, the synthetic rutile plant, the pigment plant and the related production); (b) KMWA is severally liable for its proportionate share of all liabilities; and (c) Tiwest joint venture is not a legal entity and does not enter into any transactions. Transactions are entered into by the joint venture partners who have the right to sell their own product, collect their proportionate share of revenues and absorb their share of costs. Based on the foregoing, the Registrant respectfully submits that it meets the criteria specified in paragraph 1 and confirmed by paragraph 4 of EITF 00-01.

Retirements and Sales, page F-9

        13.   We have reviewed your response to comments 49 and 57. Please provide us with an evaluation of the materiality of the gains and losses on the sale of property, plant and equipment for each quarter during 2004.

        During 2004, the Registrant realized a gain on sale of property, plant and equipment of $0.1 million, all of which was realized in the third quarter. The 2004 realized gain on sale represents less than 0.5% of other income (expense) of ($25.3) million and of operating loss of $94.8 million for the year.

Employee Stock-Based Compensation, page F-12

        14.   We have reviewed your response to comment 50. Please provide us with additional information to help us understand how the amount of compensation expense was determined.

        The amount of compensation expense associated with performance units issued by Kerr-McGee is allocated to the Registrant by Kerr-McGee using grant, vesting and forfeiture information for the Registrant's employees. As of each balance sheet date, Kerr-McGee determines its per-unit liability based on the estimated payout, by reference to Kerr-McGee's total stockholder return relative to selected peer companies from the beginning of the specified performance period through the balance sheet date. The per-unit liability so determined is further adjusted to reflect the extent to which employee services necessary to earn the awards have been rendered.

Revenue Recognition, page F-12

        15.   We have reviewed your response to comment 51. Please disclose the types of expenses that you include in the cost of goods sold and selling, general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

  •
  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

  •
  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold while others like you exclude a portion of them from gross margin, including them in the selling, general and administrative expense line item.

        The Registrant believes that its disclosure complies with GAAP, Regulation S-K and Regulation S-X, and respectfully requests additional guidance from the Staff regarding the accounting literature guiding disclosure in this area.

Note 11—Goodwill and Other Intangible Assets, page F-20

        16.   We have reviewed your response to comment 52. Please provide us with additional information to help us understand the basis for the classification of your proprietary technology as indefinite-lived. Please address each of the factors discussed in paragraph 1l (a)-(f) of SFAS 142, including demand, competition, and other economic factors, such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels.

        The Registrant submits the following to address each of the factors discussed in paragraph 11(a)—(f) of SFAS 142 with regards to its proprietary chloride technology process:

  (a)
  The expected use of the asset by the entity. The Registrant has identified titanium dioxide as a core business. The Registrant's chloride technology is critical to its titanium dioxide business.

  (b)
  The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets). The chloride technology relies on certain feedstocks—chlorinatable slag, natural rutile, synthetic rutile, coke, and chlorine—in the manufacturing process. However, there are no known or expected restrictions to the availability of these materials.

  (c)
  Any legal, regulatory or contractual provisions that may limit the useful life. There are no legal, regulatory or contractual provisions that limit the useful life of the Registrant's chloride technology.

  (d)
  Any legal, regulatory, or contractual provisions that may enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modification of the existing terms and conditions). The Registrant's chloride technology is not subject to any legal, regulatory or contractual arrangements that require renewal or extension of any contract or agreements that permit its use.

  (e)
  The effects of obsolescence, demand, competition and other economic factors, (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). There is no foreseeable threat of obsolescence to the chloride technology. World demand for titanium dioxide is expected to increase at an average rate of approximately 3% in 2005. In general, growth in titanium dioxide parallels gross economic output worldwide.

            The number of competitors in the industry has declined due to recent consolidation, and this trend is expected to continue. The expected outcome is greater discipline in the market and improved profit margins. It also increases the value of the titanium dioxide process technology as it now lies in fewer hands, creating an additional barrier to entry into the titanium dioxide business.

            From time to time, there are process improvements in the chloride technology; however, there are no known technological advances or impending breakthroughs that would significantly change the economics or fundamental nature of the business, or, limit the useful life of the technology owned by the Registrant.

            The Registrant is vigilant in its watch for legislative initiatives that will impact its business. At this time, the Registrant is not aware of impending legislation or regulations that will directly impact the viability of its chloride technology.

            There have been no recent or expected changes in titanium dioxide distribution channels that will effect or limit the life of the Registrant's chloride technology.

  (f)
  The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). Relative to the value of the technology itself, there are no material costs or expenses associated with the maintenance of the chloride technology.

        Because there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our intangible asset, the Registrant has determined the useful life of the asset to be indefinite.

Note 18—Employee Benefit Plans, page F-29

        17.   We have reviewed your response to comment 55. It is unclear why you believe it is appropriate to present New-Co for all historical periods as if it held the subsidiaries that will be transferred to it by the contribution agreement, but to exclude pension liabilities related to those subsidiaries that will be transferred under the same agreement. Please advise.

        In its financial statements, the Registrant presented, on a combined basis, the historical basis of assets and liabilities of those subsidiaries of Kerr-McGee that will be contributed or transferred to the Registrant at the completion of the offering. For historical periods presented, neither the Registrant nor any of such subsidiaries was the plan sponsor for the U.S. qualified and non-qualified retirement plans and the U.S. health and welfare plans. Rather, Kerr-McGee was the sponsor and was liable for obligations associated with such plans, including any obligations associated with current and former employees of the subsidiaries that will be contributed to the Registrant. Since, for the historical periods presented, the entities included in the Registrant's combined financial statements did not have rights to any assets and were not liable for any obligations associated with these plans, the Registrant respectfully submits that the Registrant's financial statements properly exclude such assets and liabilities until such time that the Registrant or any of the subsidiaries become liable for such obligations.

Condensed Combined Financial Statements, page F-52

        18.   Your next amended Form S-1 should include updated interim financial statements in accordance with Rule 3-12 of Regulation S-X.

        The Registrant has included updated interim financial statements in the registration statement.

        If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (202) 662-5128 or by facsimile at (202) 778-5128. Thank you for your assistance.

Sincerely,

/s/ David B.H. Martin

David B.H. Martin

Enclosures

cc:	Lesli Sheppard, Senior Staff Attorney
Matt Franker, Staff Attorney
Rufus Decker, Accounting Branch Chief
Scott Watkinson, Staff Accountant
Gregory F. Pilcher, Kerr-McGee Corporation
J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP